FORM 6-K

                   SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                   Report of Foreign Private Issuer

                 Pursuant to Rule 13a-16 or 15d-16 of

                  the Securities Exchange Act of 1934

                    For the Month of May 2003

                          MIND C.T.I. LTD.

              (Translation of Registrant's Name into English)


       Industrial Park, Building 7, P.O. Box 144, Yoqneam, Israel 20692

                 (Address of Principal Executive Offices)


   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

                    ----------------------------
Attached to the Registrant's Form 6-K for the month of May 2003 and incorporated herein by reference is the Registrant's press release dated April 30, 2003.
                    ----------------------------

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIND C.T.I. LTD.
(Registrant)

                        By:  /s/ Monica Eisinger
                     -----------------------------------
                           Monica Eisinger
                              President



---
MIND CTI Press Release
For Immediate Release


         MIND CTI Reports 17% Rise in Revenue and $0.04 Profit per Share

   * Cash flows from operations in first quarter were over 1.2 million dollars

Key Highlights

*  Revenues were $2.82 million, a 17% increase over the first quarter of 2002.
*  Net income was $833 thousand or $0.04 per diluted share.
*  Five new customers around the world.
*  Improved backlog and higher visibility.
*  Cash position increased by $1.68 million to $44.6 million on March 31, 2003.

Yoqneam, Israel, April 30, 2003 - MIND C.T.I. LTD. (NASDAQ: MNDO), a leading global provider of real-time mediation, rating, billing and customer care solutions for pre-paid and post-paid voice, data and content, today announced results for the first quarter ended March 31, 2003.

Monica Eisinger, President and CEO, commented: "We had a good quarter, we gained new business and have now a stronger backlog, that includes new deals as well as recurrent revenue from existing customers. We expect to see ongoing profitability in the near future and we are well positioned to benefit from markets recovery in the long term."

Starting this quarter, we began to gradually increase our employee count, in order to ensure that the company meets new market demand while maintaining profitability. As of March 31, 2003, we had 165 employees in our offices in the United States, Europe, China and Israel.

Financial Highlights

     * Revenues were $2.82 million, a 17% increase over the first quarter of 2002.
     * Operating income was $195 thousand and interest income was $680 thousand.
     * Net income for the first quarter of 2003 was $833 thousand or $0.04 per diluted share, compared with a net loss of $635 thousand or $0.03 loss per share in the first quarter of 2002.
     *     Cash flows from operations were $1.26 million.
     * Cash position increased by $1.68 million to $44.6 million on March 31, 2003.

Sales Highlights

     * MIND has started implementation of an end-to-end billing system for a carrier in Africa.
     * MIND has been selected to implement its end-to-end billing system for a mobile operator customer in Central America.
     *     Two existing customers expanded their license in the VoIP space.
     * An existing global customer selected MIND to implement a niche solution for mediation at two additional locations.
     * MIND has implemented VoIP mediation and billing at a new customer in Asia.

Revenue Distribution for Q1 2003

The geographic revenue breakdown, as percentage of total revenues, is as follows: sales in the EMEA region represented 60%, sales in the Americas represented 16% and sales in Asia represented 24%.

Revenue from our customer care and billing software totaled $2.06 million while revenue from our enterprise call management software was $759 thousand. The revenue breakdown from our business line of products was $1.59 million, or 57%, from licenses, $828 thousand, or 29%, from maintenance and $1.402 thousand, or 14% from services.

About MIND

MIND is a leading global provider of real-time mediation, rating, billing and customer care solutions for prepaid and post-paid voice, data and content. Our customers include worldwide leading carriers servicing millions of subscribers, using our end-to-end solutions for the deployment of new services. MIND operates from offices in the United States, Europe, China and Israeli headquarters. For information about MIND and its products visit the company Web site: http://www.mindcti.com

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward looking statements are not guarantees of future performance, and actual results may materially differ. The forward looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com

(tables to follow)


                              MIND C.T.I. LTD.
                 CONDENSED CONSOLIDATED BALANCE SHEETS


                                          March 31,       December 31
                                          -----------     -----------
                                           2003     2002     2002
                                       --------- -------- ------------
                                           (Unaudited)      (Audited)
                                       ------------------ ------------
                                             U.S. $ in thousands
                                       -------------------------------
             A  s  s  e  t  s
CURRENT ASSETS:
   Cash and cash equivalents           $ 44,626  $ 9,754   $ 11,312
   Accounts receivable:
       Trade                              1,522    2,641      2,026
       Other                                923      823        658
   Inventories                               14       28         14
                                       --------- --------   --------
          T o t a l  current assets      47,085   13,246     14,010

LONG-TERM BANK DEPOSITS                           30,025     31,631

PROPERTY AND EQUIPMENT, net of
accumulated depreciation and amortization  1,320   1,802      1,363
OTHER ASSETS, net of accumulated
 amortization                                933   1,089        963
                                        --------- --------   --------
          T o t a l  assets            $ 49,338   $46,162  $ 47,967
                                        =========  =======   ========

     Liabilities and shareholders' equity


CURRENT LIABILITIES -
   Accounts payable and accruals:
       Trade                              $  250   $  503      $   167
       Other                               2,932    1,502        2,509
                                        --------- --------    --------
          T o t a l  current liabilities   3,182    2,005        2,676
EMPLOYEE RIGHTS UPON RETIREMENT              841      752          809
                                        --------- --------    --------
          T o t a l liabilities            4,023    2,757        3,485
                                        --------- --------    --------
SHAREHOLDERS' EQUITY:
   Share capital                              52       52           52
   Additional paid-in capital             61,090   61,080       61,090
   Deferred stock compensation                        (98)
   Accumulated deficit                   (15,827) (17,629)     (16,660)
                                         --------- --------    --------
          T o t a l shareholders'
            equity                       45,315     43,405       44,482
                                         --------- --------    --------

          T o t a l  liabilities and
           shareholders' equity          49,338     46,162       47,967
                                       =========   ========    ========





MIND C.T.I. LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                       Three months           Year
                                           ended             ended
                                         March 31,        December 31,
                                     ----------------- ----------------
                                         2003     2002        2002
                                     -------- -------- ------- --------
                                         (Unaudited)        (Audited)
                                     ----------------- ----------------
                                        U.S. $ in thousands (except per
                                                 share data)
REVENUES                                 $2,824    $2,411       $10,008
COST OF REVENUES                            674       658         2,479
                                          -------- --------    -------
GROSS PROFIT                               2,150    1,753         7,529
RESEARCH AND DEVELOPMENT
   EXPENSES                                  777    1,014         3,723
SELLING, GENERAL AND
   ADMINISTRATIVE EXPENSES:
   Selling                                   912    1,217         4,154
   General and administrative                266      291         1,279
                                           -------- --------    -------
OPERATING INCOME (LOSS)                      195     (769)       (1,627)
FINANCIAL AND OTHER INCOME - net             680      134         2,078
                                           -------- --------    --------
INCOME (LOSS) BEFORE TAXES ON INCOME         875     (635)          451
TAXES ON INCOME                               42                    117
                                           -------- --------    --------
NET INCOME (LOSS)                          $ 833    $(635)        $ 334
EARNINGS (LOSS) PER SHARE
     basic and diluted                     $0.04   $(0.03)        $ 0.02
                                         ======== ========       ========
WEIGHTED AVERAGE NUMBER OF
   ORDINARY SHARES USED IN
   COMPUTATION OF EARNINGS (LOSS)
   PER SHARE - IN THOUSANDS
  Basic                                   20,686   20,666        20,677
                                         ======== ========      ========
  Diluted                                 20,775   20,666        20,761
                                         ======== ========      ========


                              MIND C.T.I. LTD.
            CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                             Three months   Year ended
                                               ended        December 31,
                                              March 31,
                                            ----------------- --------
                                               2003     2002    2002
                                            -------- -------- --------
                                              (In thousands of U.S.
                                                     dollars)
                                            --------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                           $833   $(635)     $334
   Adjustments to reconcile net income or
   loss to net cash provided by
   or used in operating activities:
       Depreciation and amortization            216     268       944
       Deferred income taxes - net                                 16
       Compensation expense resulting from
          options granted to employees                   42       138
       Accrued severance pay - net                12    (26)
       Capital loss (gain) on sale of
         property and equipment - net             (6)              14
       Interest accrued on long-term bank
        deposits                                (544)   (25)   (1,631)
       Changes in operating asset and
        liability items:
          Decrease (increase) in accounts
           receivable:
             Trade:                             504      273       888
             Other                             (265)     125       281
          Increase (decrease) in accounts
           payable and
             Accruals:
             Trade                               83       18      (318)
             Other                              423       16     1,023
          Decrease (increase) in Inventoris               (2)       12
                                            -------- -------- --------
   Net cash provided by operating activities  1,256       54     1,701
                                            -------- -------- --------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property and equipment          (146)      (30)    (180)
   Long-term bank deposits                   32,175   (30,000) (30,000)
   Proceeds from sale of property
         and equipment                           29                 49
                                            --------- -------- --------
   Net cash used in (provided by)
         investing activities               32,058   (30,030)  (30,131)
                                            --------- -------- --------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Employee stock options exercised and paid               7        19
                                           --------- -------- --------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS                                33,314   (29,969)  (28,411)
BALANCE OF CASH AND CASH
   EQUIVALENTS AT BEGINNING OF PERIOD       11,312    39,723    39,723
                                           --------- -------- --------
BALANCE OF CASH AND CASH EQUIVALENTS
   AT END OF PERIOD                        $44,626    $9,754   $11,312
                                           ========= ======== ========